Exhibit 99.1

Change of Record Date for ADS Holders

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW, OTC: NVAAF, FSE: QM3) advises that, to allow the Bank of New York Mellon (BNY Mellon) sufficient time to collect instructions from ADS Holders and tabulate votes ahead of the Share Scheme Meeting to be held at 10:00 am (Sydney time) on 29 May 2026, the record date for ADS Holders’ entitlement to vote has been brought forward to the end of trading day (New York time) on 13 May 2026, amended from 21 May 2026 as previously announced. BNY Mellon, acting as Depositary, will collect voting instructions received by 12:00 pm (New York time) on 21 May 2026 and vote accordingly at the meeting.

The record dates for all other holders remain unchanged.

This announcement has been authorized for release by Company Secretary, Ian Pamensky.

For further information:

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron GilenkoInvestor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km² of State of Alaska mining claims. The project contains multiple mining complexes across a 35 km long mineralised corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources and several drill-ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt – a province hosting a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries, including Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Not an Offer of Securities

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this announcement have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

Main Operations	Corporate	www.novaminerals.com.au
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	info@novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161, Australia	ACN 006 690 348
1150 S Colony Way Suite 3-440, Palmer, AK 99645	Phone +61 3 9537 1238	NASDAQ: NVA | ASX: NVA